Resolution of Board of Directors
On May 13, 2011, the Board of Directors resolved on the following:

Agenda 1: Capital increase for the benefit of a Domestic Affiliate

POSCO plans to participate in a capital increase for the benefit of POSCO AST Co., Ltd., a domestic affiliate.
1. Participation amount (KRW): 45,000,000,000
2. Participation Date: June 10, 2011

Agenda 2: Participation in the final bidding for the acquisition of Korea Express Co., Ltd.

POSCO plans to participate in the final bidding for the acquisition of Korea Express Co., Ltd.

Agenda 3: Contribution to the POSCO Educational Foundation

The Board of Directors resolved to contribute KRW 32,900,000,000 to the POSCO Educational Foundation